WHAT IS NATIONWIDE PORTFOLIO INNOVATOR℠?

Nationwide

Nationwide®
On Your Side

Investment advisory services provided by Portfolio Management Consultants, the investment consultancy of Envestnet.

PMC
PORTFOLIO MANAGEMENT CONSULTANTS

NATIONWIDE PORTFOLIO INNOVATOR℠

Nationwide Portfolio Innovator is an individual, supplemental, immediate fixed income annuity. It provides a distinct way to create guaranteed lifetime income from eligible portfolios provided by Portfolio Management Consultants (PMC), the investment consultancy of Envestnet®.

	NATIONWIDE PORTFOLIO INNOVATOR℠	
THE ACCOUNT PHASE	INVESTMENT MODELS AND ANNUAL CONTRACT FEE %	All model fees vary based on the portfolio selected and are in addition to any advisor and fund fees; the fee is collected quarterly and is charged against the guaranteed lifetime withdrawal base (not account value) **PMC Select Portfolios** • Conservative — 0.90% • Conservative with Municipals — 0.90% • Conservative Growth — 1.00% • Conservative Growth with Municipals — 1.00% • Moderate — 1.10% • Moderate with Municipals — 1.10% **PMC SIGMA Mutual Fund Solutions** • Conservative — 1.00% • Conservative with Municipals — 1.00% • Conservative Growth — 1.15% • Conservative Growth with Municipals — 1.15% • Moderate — 1.30% • Moderate with Municipals — 1.30%
	ISSUE AGE	Minimum age: 45 Maximum age: 85
	INVESTMENT LIMITS	Minimum initial account value: $100,000 Maximum account value: $2,000,000
	WITHDRAWAL START AGE	Age 65 and older
	ACCOUNT TYPES	Nonqualified, IRA, Roth IRA, SEP IRA, Simple IRA
	GUARANTEED LIFETIME WITHDRAWALS	A feature that guarantees 5% lifetime withdrawals based on the guaranteed lifetime withdrawal base
	GUARANTEED LIFETIME WITHDRAWAL BASE	It's the high watermark value of the account and is used to determine the guaranteed lifetime withdrawal amount • Evaluated annually on contract anniversary • Reset when account value exceeds previous guaranteed lifetime withdrawal base on anniversary; otherwise it will remain the same • Additional deposits will increase the guaranteed lifetime withdrawal base dollar for dollar

Investing involves market risk, including possible loss of principal, and there is no guarantee that investment objectives will be achieved.

Phase	NATIONWIDE PORTFOLIO INNOVATOR℠	
THE ACCOUNT PHASE	**SPOUSAL CONTINUATION**	This optional feature guarantees lifetime withdrawals for both spouses; if elected, the annual guaranteed lifetime withdrawal percentage will be reduced by 0.50% (the withdrawal amount will be 4.5% instead of 5%); to elect this option, both individuals must be age 85 or younger
THE ACCOUNT PHASE	**EXCESS/EARLY WITHDRAWALS**	**Excess withdrawal** — any withdrawal that exceeds the guaranteed lifetime withdrawal amount **Early withdrawal** — any withdrawal taken before the annuitant(s) is age 65 Both situations will reduce the guaranteed lifetime withdrawal base by the greater of a dollar for dollar or proportional reduction
THE ACCOUNT PHASE	**WITHDRAWAL EXCEPTION**	It's a provision that allows withdrawals from the account to pay for advisory and service fees without being considered an early or excess withdrawal; the allowable amount is 1.65% of the account value; the contract fees are handled separately and do not affect the withdrawal exception percentage
THE ACCOUNT PHASE	**COMMISSION**	None
THE ACCOUNT PHASE	**CONTINGENT DEFERRED SALES CHARGE**	N/A
THE ANNUITY PHASE	**WHAT HAPPENS IF THE ACCOUNT VALUE DROPS BELOW THE MINIMUM THRESHOLD?**	If the account value falls below $15,000 (either before or after your client is age 65) or there is a situation where the guaranteed lifetime withdrawal amount is greater than your client's account value, upon your client's consent, the PMC portfolio will be liquidated and their assets will be transferred to Nationwide; your client will continue to receive the same withdrawal amount as of the last day they were in the account phase; however, it will be paid in the form of a lifetime annuity payment; this payment will be a fixed amount throughout your client's lifetime and their spouse's if the Spousal Continuation option was elected
TAX TREATMENT	**TAX TREATMENT**	This contract is one of the first of its kind. Because it's innovative, the tax consequences of the contract have not been addressed in published legal authorities.
TAX TREATMENT	**TAX TREATMENT DURING THE ACCOUNT PHASE**	We believe transactions involving investments in your client's account will be treated the same as they would have been in the absence of the Nationwide Portfolio Innovator℠ contract; however, we cannot provide any assurances that a court will uphold this interpretation if the Internal Revenue Service challenges this treatment
TAX TREATMENT	**TAX TREATMENT DURING THE ANNUITY PHASE**	If your client's account transitions into the annuity phase, we intend to treat those payments as annuity distributions; assuming this tax treatment is correct, guaranteed annuity payments would be treated: • Partly as ordinary income • Partly as the nontaxable return of any after-tax premium paid for the purchase of the contract

Federal income tax laws are complex and subject to change. This information is based on our interpretation of the law and is not guaranteed. Please understand that Nationwide and its representatives do not provide legal or tax advice. Please consult an attorney or tax advisor for answers to your specific questions.

FOR MORE INFORMATION ABOUT

NATIONWIDE PORTFOLIO INNOVATOR℠

Please call your Nationwide® Financial Consultant at 1-877-877-2716.

Nationwide®
On Your Side

Nationwide Portfolio Innovator, an individual, supplemental, immediate fixed income annuity contract, is an income guarantee product that is available with certain PMC portfolios. It is designed to provide you with lifetime income withdrawals from your account. Before adding this product to one of the eligible PMC portfolios, you should discuss it with your advisor and carefully consider the fees and any limitations this strategy may have. Depending on your individual circumstances, it is possible that you may not receive the full benefit of the product. All guarantees offered Nationwide Portfolio Innovator are subject to the claims paying ability of Nationwide Life Insurance Company.

This product must be preceded or accompanied by the prospectus.. The product prospectus can be obtained by writing to Nationwide Life Insurance Company, P.O. Box 182021, Columbus, OH 43218-2021. More information on the funds, contained in the PMC Select Portfolios, can be found in the fund's prospectus. A copy of the PMC Funds prospectus can be found at www.investpmc.com or by calling 1-888-612-9300. Before investing, carefully consider the fund's investment objectives, risks, charges and expenses. The product prospectus and fund prospectus contain this and other important information. Read the prospectuses carefully before investing.

Nationwide Portfolio Innovator is an individual, supplemental, immediate fixed income annuity underwritten by Nationwide Life Insurance Company, Columbus, Ohio, a member of Nationwide Financial®. The general distributor for is Nationwide Investment Services Corporation, member FINRA. In MI Only: Nationwide Investment Svcs. Corporation.

Nationwide doesn't endorse or guarantee any investment model or strategy used by the investor and/or contract owner. Nationwide is not affiliated with any third party that may be authorized by the contract owner to direct allocations, including Envestnet and its affiliates.

Envestnet is a registered investment advisor and does not sell, recommend or advise on insurance products. Foreside Fund Services, LLC, is the distributor of the PMC Funds.

Contract number: APO-4834, IAR-0102AO

Oklahoma Contract number: APO-4834-36, IAR-0102AO

May not be available in all states.

For Broker/Dealer Use Only — Not For Use With The Public

NFM-6256AO-EN (03/09)